[HECLA LOGO]                                                          Exhibit 13
                                                                           99-07
              HECLA OPERATIONS NEARLY BREAK EVEN IN FIRST QUARTER:
               ACCOUNTING CHANGE AND DIVIDEND LEAD TO OVERALL LOSS

                       For the Period Ended March 31, 1999
                           For release: April 29, 1999

     COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL & HL-PrB:NYSE) today reported that despite decreases in metals prices from the same period a year ago, the company's operations nearly broke even during the first quarter of 1999. However, earnings were negatively impacted by a required change in accounting principle to write off $1.4 million in previously capitalized start-up costs at the Greens Creek mine. That, along with payment of the quarterly dividend of $2 million to shareholders of preferred stock, brought the first quarter loss applicable to common shareholders to $3.5 million, or 6 cents per share. This compares to income of $0.8 million, or 2 cents per share, in the first quarter of 1998. Last year's first quarter results included a nonrecurring $1.8 million gain from the sale of property.
     Arthur Brown, Hecla's chairman and chief executive officer, said, "Our operations are doing well, and we continue to cut our costs of production during this period of low metals prices. We also have some good prospects for the future as we consider an acquisition in Venezuela and the possibility of developing a new gold mine in Mexico."
METALS PRICES
     All of Hecla's primary metals suffered a decrease in price during the first quarter of 1999 compared to the same period a year ago. Gold was the least affected, with a decrease of $7 per ounce, from an average of $294 per ounce in the first quarter of 1998 to $287 per ounce in the first quarter of this year. Silver's average price decreased 15%, from $6.24 per ounce in the first quarter of 1998 to an average of $5.30 per ounce in the first quarter of this year. The price of lead and zinc declined 6% and 7%, respectively, from the first quarter of 1998 to the same period in 1999. In a quarter to quarter comparison, the price of lead decreased from 24.3 cents per pound to 22.9 cents per pound, while zinc dropped 3.2 cents to 45 cents per pound in the first quarter of 1999. PRODUCTION & COSTS
     During the first quarter of 1999, Hecla produced 1.8 million ounces of silver at a total cash cost of $3.70 per ounce, primarily from the Lucky Friday and Greens Creek mines. Also during the first quarter, the company produced 28,719 ounces of gold at a total cash cost of $169 per ounce.
OPERATIONS
     Hecla holds a 29.73% interest in the Greens Creek mine near Juneau, Alaska, a joint venture with Kennecott Greens Creek Mining Company. The silver mine produced about 700,000 ounces of silver for Hecla's account at a total cash cost of $1.87 per ounce and a total production cost of $4.33 per ounce. Last year's first quarter total cash cost per ounce of silver was $3.55, and the total production cost was $5.82 per ounce. Mining and milling costs both decreased compared to the same period a year ago, and production of silver, gold, zinc and lead all increased.
     The Lucky Friday mine recovered from a temporary shutdown for secondary shaft repair in early February to produce more than one million ounces of silver at a total cash cost of $4.95 per ounce during the first quarter of

1999, compared to $5.17 per ounce in the first quarter of 1998. The total production cost per ounce for the first quarter was $5.91 compared to $6.11 in the same period last year.
     The Rosebud gold mine in northern Nevada produced 15,817 ounces of gold for Hecla's account during the first quarter of this year, at a total cash cost of $163 per ounce and a total production cost of $260 per ounce. Rosebud is a 50/50 joint venture with Newmont Mining Corp., with Hecla as operator.
     Mining at the La Choya Unit in northern Mexico ceased at the end of last year, but residual gold continues to be recovered from the heaps. La Choya produced about 5,600 ounces of gold in the first quarter of the year at a total cash cost of $189 per ounce and a total production cost of $296 per ounce. The total production cost includes depreciation charges from the pit expansion work completed in 1998.
     Hecla's industrial minerals subsidiaries did well in the first quarter of 1999, increasing both sales and operating income compared to the same period last year. Kentucky-Tennessee Clay Company, Hecla's clay subsidiary, and MWCA, Inc., a lawn and garden products supplier, generated $2.7 million in operating income in the first quarter of the year, compared to $2.1 million in the first quarter of 1998.
NOCHE BUENA
     Hecla continues its feasibility study for the Noche Buena gold project in Mexico, located just south of the La Choya mine. After extensive fill-in drilling to 35 meter centers on the core of the deposit, Hecla geologists and independent consultants are studying assay results to determine the inferred gold resource on the property. Previous work had indicated more than 250,000 ounces of gold resource. Meanwhile, step-out drilling to expand the deposit continues to enlarge the resource by uncovering additional gold. On the metallurgical side, five more column leach tests earlier this year have confirmed a 76% recovery rate with ore crushed to 1 1/2 inches. The company is currently involved in first-stage engineering design. Construction costs at this time are estimated between $15 million and $20 million. The feasibility study calls for utilizing as much equipment and personnel from the La Choya mine as possible. At its meeting in May, Hecla's board of directors will be updated on the progress of the feasibility study. The board is expected to make a decision on whether to develop the deposit before the end of the third quarter. EXPLORATION
     At the Rosebud gold mine, six underground exploration holes have been drilled so far in 1999 with positive results. Two of the holes, both located near the existing deposit, contained a total of 20 narrow, gold ore-grade intercepts ranging from .25 ounce per ton to 5 ounces per ton. One hole was drilled about 50 feet below the current North and East ore zones and encountered nine gold ore-grade intercepts. The other hole was drilled about 200 feet north of the main Rosebud deposit, with 11 intercepts encountered. Hecla and its joint-venture partner, Newmont Mining Corp., intend to continue a drilling program in these areas. Other projects in Nevada include the Sunset gold prospect, a high-grade underground target, where a program is currently being developed to start drilling in May.
     Exploration also continues on Hecla's gold property in Peru, called Alto Dorado, which consists of five separate mineralized zones over 14,800 hectares. Hecla is seeking a joint-venture partner to help explore this prospect. The Cacique gold project in Chile has been dropped due to disappointing drilling results.

     At the Greens Creek silver mine, a $1.5 million underground and surface exploration project is planned for 1999. An underground drilling program in the 200 South area continues to encounter ore-grade mineralization adjacent to the current underground deposit. There is good potential for additions to the proven and probable ore reserves from the 200 South area this year. A 1999 surface drilling program of 10,000 feet is planned for the land exchange area surrounding the Greens Creek mine, along with geochemistry and geophysics work. ASSET ACQUISITION/DIVESTMENT
     On April 1, Hecla reported it had signed a letter of agreement to acquire substantially all the assets of Monarch Resources Limited. Monarch's primary assets are the 100% owned and operated La Camorra gold mine in Venezuela and the Saladillo silver/gold exploration property in Mexico. The agreement is subject to further due diligence by Hecla, as well as regulatory and Monarch shareholder approval. Hecla has until May 10, 1999, to complete its full review and execute a definitive purchase agreement, unless both parties agree to an extension of the due diligence period. The sale price would be $15 million cash and $13 million of Hecla common shares. If a decision is made to acquire the assets, Hecla intends to finance the majority of the cash portion of the purchase through project-related debt that would be nonrecourse to Hecla.
     Work continues on the sale of MWCA, Hecla's lawn and garden subsidiary.
The decision to sell this segment of the industrial minerals division was made to provide a sharper focus on Hecla's primary mission of mining and processing minerals. Several interested parties are currently conducting due diligence on MWCA, and Hecla is targeting completion of the possible sale sometime during the third quarter.
OTHER
     Hecla's long-term debt increased by approximately $3 million from the end of 1998 to $45.9 million at the end of the first quarter of 1999. Cash is normally required during the first quarter to provide for the seasonal working capital requirements of the industrial minerals division. The company anticipates reducing its bank debt in the second half of the year.
     The company renegotiated its $55 million bank credit agreement during the first quarter of 1999, providing for more flexible financial covenants and making capital more easily available in this low metals price environment.
     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
     Statements made which are not historical facts, such as anticipated production, exploration results, costs or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. Hecla undertakes no obligation to publicly update or revise any forward-looking statements.

            Hecla Mining Company news releases can be accessed on the
                    Internet at:  http//www.hecla-mining.com

                              HECLA MINING COMPANY
   (dollars in thousands, except per share, per ounce and per pound amounts -
                                   unaudited)

                                                                      First Quarter Ended
                                                               ---------------------------------
HIGHLIGHTS                                                      Mar. 31, 1999     Mar. 31, 1998
------------------------------------------------------------------------------------------------
FINANCIAL DATA
------------------------------------------------------------------------------------------------
Total revenue                                                   $   42,354        $   42,663
Gross profit                                                         4,260             4,476
Net income (loss)                                                   (1,499)            2,847
Income (loss) applicable to common shareholders                     (3,511)              835
Basic and diluted income (loss) per common share                     (0.06)             0.02
Cash flow provided (used) by operating activities                      622            (7,677)
------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
------------------------------------------------------------------------------------------------
Gold operations                                                 $    6,391        $    9,255
Silver operations                                                   12,569            10,122
Industrial minerals                                                 22,698            20,752
                                                                ----------        ----------
  Total sales                                                   $   41,658        $   40,129
------------------------------------------------------------------------------------------------
GROSS PROFIT BY SEGMENT
------------------------------------------------------------------------------------------------
Gold operations                                                 $      619        $    2,005
Silver operations                                                      895               333
Industrial minerals                                                  2,746             2,138
                                                                ----------        ----------
  Total gross profit                                            $    4,260        $    4,476

OTHER DATA
------------------------------------------------------------------------------------------------
EBITDA BY SEGMENT(1)
------------------------------------------------------------------------------------------------
Gold operations                                                 $    2,700        $    3,632
Silver operations                                                    3,539             2,504
Industrial minerals                                                  4,073             3,464
                                                                ----------        ----------
  Total EBITDA                                                  $   10,312        $    9,600
------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
------------------------------------------------------------------------------------------------
Gold - Ounces                                                       28,719            35,554
Silver - Ounces                                                  1,773,892         1,530,407
Lead - Tons                                                          8,278             8,107
Zinc - Tons                                                          6,132             4,255
Industrial minerals - Tons shipped                                 290,746
282,201
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                                         156               160
  Total cash costs ($/oz.)                                             169               171
  Total production costs ($/oz.)                                       269               225
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                                        3.70              4.47
  Total cash costs ($/oz.)                                            3.70              4.47
  Total production costs ($/oz.)                                      5.27              5.98
------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                                                299               299
Gold - London Final ($/oz.)                                            287               294
Silver - Handy & Harman ($/oz.)                                       5.30              6.24
Lead - LME Cash (cents/pound)                                         22.9              24.3
Zinc - LME Cash (cents/pound)                                         45.0              48.2

(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion, amortization and items classified as other operating expenses not occurring at the operating sites. The company believes EBITDA is helpful in understanding cash flow generated from operations that is available for income taxes, debt service, capital expenditures, and other nonsite operating expenses.

                              HECLA MINING COMPANY
      Consolidated Statements of Operations and Comprehensive Income (Loss) (dollars and shares in thousands, except per share amounts - unaudited)

                                                                    First Quarter Ended
                                                               -------------------------------
                                                               Mar. 31, 1999     Mar. 31, 1998
                                                               -------------     -------------
Sales of products                                              $   41,658        $   40,129
                                                               ----------        ----------
Cost of sales and other direct production costs                    31,346            30,527
Depreciation, depletion and amortization                            6,052             5,126
                                                               ----------        ----------
                                                                   37,398            35,653
                                                               ----------        ----------
Gross profit                                                        4,260             4,476
                                                               ----------        ----------

Other operating expenses:
  General and administrative                                        2,011             2,141
  Exploration                                                       1,162               816
  Depreciation and amortization                                        92                94
  Provision for closed operations and environmental matters           267                59
                                                               ----------        ----------
                                                                    3,532             3,110
                                                               ----------        ----------
Income from operations                                                728             1,366
                                                               ----------        ----------

Other income (expense):
  Interest and other income                                           696             2,534
  Miscellaneous expense                                              (549)             (557)
  Gain on investments                                                 - -                86
  Interest expense:
    Total interest cost                                              (924)             (740)
    Less amount capitalized                                           - -               271
                                                               ----------        ----------
                                                                     (777)            1,594
                                                               ----------        ----------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle                            (49)            2,960
Income tax provision                                                  (65)             (113)
                                                               ----------        ----------
Income (loss) before cumulative effect of change in
  accounting principle                                               (114)            2,847
    Cumulative effect of change in accounting principle            (1,385)              - -
                                                               ----------        ----------
Net income (loss)                                                  (1,499)            2,847
Preferred stock dividends                                          (2,012)           (2,012)
                                                               ----------        ----------
Income (loss) applicable to common shareholders                    (3,511)              835
                                                               ----------        ----------
Other comprehensive income (loss), net of tax:
  Unrealized gain (loss) on securities                                 17               (19)
                                                               ----------        ----------
Other comprehensive income (loss)                                      17               (19)
                                                               ----------        ----------
Comprehensive income (loss)                                    $   (3,494)       $      816
                                                               ==========        ==========

Basic and diluted income (loss) per common share before
  cumulative effect of change in accounting principle          $    (0.04)       $     0.02
    Cumulative effect of change in accounting principle             (0.02)              - -
                                                               ----------        ----------
Basic and diluted income (loss) per common share               $    (0.06)       $     0.02

Weighted average number of common shares outstanding               55,201            55,095
                                                               ==========        ==========

                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                  (dollars and shares in thousands - unaudited)

                                                    Mar. 31, 1999      Dec. 31, 1998
-------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                          $    3,470         $    2,480
  Accounts and notes receivable                          34,157             25,919
  Income tax refund receivable                               19              1,087
  Inventories                                            21,787             22,757
  Other current assets                                      879              1,251
                                                     ----------         ----------
    Total current assets                                 60,312             53,494
Investments                                               2,453              3,406
Restricted investments                                    6,327              6,331
Properties, plants and equipment, net                   172,609            178,168
Other noncurrent assets                                  10,924             10,663
                                                     ----------         ----------
Total assets                                         $  252,625         $  252,062
                                                     ==========         ==========
-------------------------------------------------------------------------------------
LIABILITIES
-------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses              $   13,005         $   12,172
  Accrued payroll and related benefits                    3,233              2,852
  Preferred stock dividends payable                       2,012              2,012
  Accrued taxes                                             999                772
  Accrued reclamation and closure costs                   6,106              6,537
                                                     ----------         ----------
    Total current liabilities                            25,355             24,345
Deferred income taxes                                       300                300
Long-term debt                                           45,919             42,923
Accrued reclamation and closure costs                    22,066             23,216
Other noncurrent liabilities                              9,793              9,542
                                                     ----------         ----------
Total liabilities                                       103,433            100,326
                                                     ----------         ----------
-------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------
Preferred stock                                             575                575
Common stock                                             13,864             13,792
Capital surplus                                         375,395            374,017
Accumulated deficit                                    (234,004)          (230,493)
Accumulated other comprehensive loss                     (5,252)            (5,269)
Stock held by grantor trust                                (500)               - -
Treasury stock                                             (886)              (886)
                                                     ----------         ----------
Total shareholders' equity                              149,192            151,736
                                                     ----------         ----------
Total liabilities and shareholders' equity           $  252,625         $  252,062
                                                     ==========         ==========
Common shares outstanding at end of period               55,393             55,105
                                                     ==========         ==========

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                                          First Quarter Ended
                                                                    ------------------------------
                                                                    Mar. 31, 1999   Mar. 31, 1998
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------
Net income (loss)                                                    $   (1,499)     $    2,847
Noncash elements included in net income (loss):
  Depreciation, depletion and amortization                                6,144           5,220
  Cumulative effect of change in accounting principle                     1,385             - -
  Gain on disposition of properties, plants and equipment                   (87)         (1,737)
  Gain on investments                                                       - -             (86)
  Provision for reclamation and closure costs                               168             133
Change in:
  Accounts and notes receivable                                          (8,238)        (12,328)
  Income tax refund receivable                                            1,068             223
  Inventories                                                             1,072            (961)
  Other current and noncurrent assets                                       166          (2,493)
  Accounts payable and accrued expenses                                     833             344
  Accrued payroll and related benefits                                      381             674
  Accrued taxes                                                             227             381
  Accrued reclamation and other noncurrent liabilities                     (998)            106
                                                                     ----------      ----------
-
Net cash provided (used) by operating activities                            622          (7,677)
                                                                     ----------      ----------
-
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                            (2,158)         (4,239)
Proceeds from disposition of properties, plants and equipment               203           2,676
Proceeds from sale of investments                                           - -              86
Decrease (increase) in restricted investments                                 4            (708)
Purchase of investments and change in cash surrender
  value of life insurance                                                    45            (221)
Other, net                                                                  (85)           (223)
                                                                     ----------      ----------
-
Net cash used by investing activities                                    (1,991)         (2,629)
                                                                     ----------      ----------
-
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------
Issuance of common stock, net of offering costs                             450               2
Dividends on preferred stock                                             (2,012)         (2,012)
Borrowings, net of repayments, against cash
  surrender value of life insurance                                         925             (99)
Borrowing on long-term debt                                               8,500          19,500
Repayment on long-term debt                                              (5,504)         (5,502)
                                                                     ----------      ----------
-
Net cash provided by financing activities                                 2,359          11,889
                                                                     ----------      ----------
-
Net increase in cash and cash equivalents                                   990           1,583
Cash and cash equivalents at beginning of period                          2,480           3,794
                                                                     ----------      ----------
-
Cash and cash equivalents at end of period                           $    3,470      $    5,377
                                                                     ==========      ==========


                              HECLA MINING COMPANY
                                 Production Data

                                                            First Quarter Ended
                                                      -------------------------------
                                                      Mar. 31, 1999    Mar. 31, 1998
-------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
-------------------------------------------------------------------------------------
Tons of ore milled                                           71,610          57,222
Days of operation                                                76              63
Mining cost per ton                                          $44.51          $41.37
Milling cost per ton                                          $7.38           $8.39
Ore grade milled - Silver (oz./ton)                           15.21           15.33
Silver produced (oz.)                                     1,021,277         836,130
Lead produced (tons)                                          6,237           6,695
Zinc produced (tons)                                            677             681
Average cost per ounce of silver produced:
  Cash operating costs                                        $4.95           $5.17
  Total cash costs                                            $4.95           $5.17
  Total production costs                                      $5.91           $6.11
-------------------------------------------------------------------------------------
GREENS CREEK (Reflects Hecla's 29.73% share)
-------------------------------------------------------------------------------------
Tons of ore milled                                           42,049          36,397
Days of operation                                                90              90
Mining cost per ton                                          $30.93          $32.60
Milling cost per ton                                         $21.03          $22.53
Ore grade milled - Silver (oz./ton)                           22.48           22.44
Silver produced (oz.)                                       699,264         630,510
Gold produced (oz.)                                           6,988           3,993
Lead produced (tons)                                          2,041           1,412
Zinc produced (tons)                                          5,455           3,574
Average cost per ounce of silver produced:
  Cash operating costs                                        $1.87           $3.55
  Total cash costs                                            $1.87           $3.55
  Total production costs                                      $4.33           $5.82
-------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share)
-------------------------------------------------------------------------------------
Tons of ore mined                                            35,598          39,495
Tons of ore milled                                           35,760          38,567
Days of operation                                                90              90
Mining cost per ton                                          $31.94          $28.57
Milling cost per ton                                         $16.41          $10.66
Ore grade milled - Gold (oz./ton)                             0.472           0.450
Ore grade milled - Silver (oz./ton)                            2.62            3.34
Gold produced (oz.)                                          15,817          16,589
Silver produced (oz.)                                        52,728          61,937
Average cost per ounce of gold produced:
  Cash operating costs                                         $144            $137
  Total cash costs                                             $163            $155
  Total production costs                                       $260            $253

                              HECLA MINING COMPANY
                             Production Data (cont.)

                                                            First Quarter Ended
                                                      --------------------------------
                                                      Mar. 31, 1999    Mar. 31, 1998
--------------------------------------------------------------------------------------
LA CHOYA UNIT (1)
--------------------------------------------------------------------------------------
Tons of ore processed                                           - -         732,243
Days of operation                                               - -              90
Mining cost per ton                                             - -           $1.78
Ore grade crushed - Gold (oz./ton)                              - -           0.018
Gold produced (oz.)                                           5,563          13,407
Silver produced (oz.)                                           591           1,508
Average cost per ounce of gold produced:
  Cash operating costs                                         $189            $189
  Total cash costs                                             $189            $190
  Total production costs                                       $296            $190
--------------------------------------------------------------------------------------
OTHER
--------------------------------------------------------------------------------------
Gold produced (oz.)                                             351           1,565
Silver produced (oz.)                                            32             322

(1) The La Choya mine completed mining in December 1998.


                                  CAPITAL EXPENDITURES
                                 (dollars in thousands)
                                  First Quarter Ended
                            -------------------------------
                            Mar. 31, 1999     Mar. 31, 1998
                            -------------     -------------
Lucky Friday                   $      50         $   2,434
Greens Creek (29.73%*)               656               633
Rosebud (50%*)                        50                 9
La Choya                             - -               384
Noche Buena                        1,047               - -
Industrial minerals                  342               491
Capitalized interest                 - -               271
Other                                 13                17
                               ---------         ---------
  Total capitalized            $   2,158         $   4,239
                               =========         =========

*Hecla's share
                                HEDGED POSITIONS
                              As of March 31, 1999

            Silver: 2,350,000 ounces hedged @ average price of $5.71

              Gold: 3,000 ounces hedged @ average price of $353.50